Exhibit 16.1

December 1, 2023

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Commissioners:

We have read Item 4.01 of Form 8-K dated December 1, 2023, of Banc of California, Inc. and are in agreement with the statements contained in the first three paragraphs therein, except that we are not in a position to agree or disagree with the Company’s statement that the Board of Directors authorized the engagement of KPMG LLP as the Company’s independent registered public accounting firm for the year ended December 31, 2023. We have no basis to agree or disagree with other statements of the registrant contained therein.

/s/ Ernst & Young LLP